9 December 1999

Ref: 60/99

BHP SELLS SHARES IN ORBITAL

The Broken Hill Proprietary Company Limited today sold its remaining shareholding in Orbital Engine Corporation Limited (Orbital) for proceeds of approximately $28 million.

BHP held about 31 million shares or 9.5 per cent of Orbital. The reduction in holding is part of the Company's divestment of non-core assets as part of its ongoing portfolio review process.

BHP's shareholding in Orbital was 81 069 200 shares or 25.1 per cent of Orbital's outstanding share capital at 31 May 1998. On 22 July 1998 BHP sold 50 260 000 shares, leaving the Company with an interest of approximately 9.5 per cent in Orbital. As part of the 1998 sale of shares, BHP agreed to retain its remaining interest in Orbital for a period of at least 12 months.

Media Relations:

Mandy Frostick, Manager Media Relations

BHP Group

Tel: +61 3 9609 4157

Investor Relations:

Dr Robert Porter, Vice President Investor Relations

Tel: +61 3 9609 3540

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: +1 415 774 2030

E-Mail: hirsch.pierre.pl@bhp.com.au